EXHIBIT 99

RESTATED SEGMENT DATA (UNAUDITED)

The following restated prior period data is provided for informational purposes as a result of the segment reporting changes made in the first quarter of 2001.

	Year ended	For the three months ended

	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
(In millions)	1999	2000	2000	2000	2000	2001

Enterprise Computing
Revenue	$12,974	$2,953	$3,441	$3,811	$4,111	$2,908
Operating income	701	262	383	493	581	132
Access
Revenue	18,179	4,704	4,905	5,604	5,509	4,374
Operating income (loss)	(386)	15	44	142	42	(82)
Compaq Global Services
Revenue	7,413	1,863	1,819	1,841	1,960	1,935
Operating income	998	212	214	232	226	254
Segment Eliminations and Other
Revenue	(41)	(15)	(30)	(39)	(54)	(20)
Operating income (loss)	(289)	3	(9)	(9)	(28)	20
Consolidated Segment Totals
Revenue	$38,525	$9,505	$10,135	$11,217	$11,526	$9,197
Operating income	$1,024	$492	$632	$858	$821	$324

A reconciliation of consolidated segment operating income to consolidated income (loss) before income taxes was as follows:

	Year ended	For the three months ended

	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
(In millions)	1999	2000	2000	2000	2000	2001

Consolidated segment operating income	$1,024	$492	$632	$858	$821	$324

Unallocated corporate expenses	(298)	(65)	(64)	(59)	(162)	(34)
Restructuring and related charges	(868)	—	—	—	86	(249)
Other income (expense), net	1,076	46	3	20	(1,733)	70

Income (loss) before income taxes	$934	$473	$571	$819	$(988)	$111